
March 11, 2013

Via E-mail
Mr. Stephen J. Smith
  Chief Financial Officer
American Greetings Corporation
One American Road
Cleveland, Ohio 44144

>   **Re: American Greetings Corporation**
>   **Form 10-K for the Fiscal Year Ended February 29, 2012**
>   **Filed April 30, 2012**
>   **Form 10-Q for the Quarterly Period Ended November 23, 2012**
>   **Filed January 2, 2013**
>   **File No. 1-13859**

Dear Mr. Smith:

        We have reviewed your response dated February 28, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended February 29, 2012

Note 3. Other Income and Expense, page 62

1.   We have reviewed your response to prior comment 1 as to how you assess whether gains and losses are included either in other operating income or other non-operating income. We believe the line item "(Gain) loss on asset disposal" as shown in the second table on page 62 should be reclassified as other operating income. This is based on the narrative description that you sold the land, buildings, certain equipment, and a distribution facility in the North American Social Expression Products segment, the International Social Expression Products segment, and your Mexican operations within the North American Social Expression Products segment. Thus, these gains appear to arise from transactions

associated with your historical operations and they should be classified on a consistent basis within the operating section of your consolidated statement of operations. Please reclassify the "(Gain) loss on asset disposal" line item to other operating income, beginning with your Form 10-K for the fiscal year ending February 28, 2013. Refer to ASC 360-10-45-5 and footnote 68 of SAB Topic 13(B).

Form 10-Q for the Quarterly Period Ended November 23, 2012

Note 6. Other Revenue and Expense, page 12

2.   We have reviewed your response to prior comment 2 as to why you believe the $10 million loss on Clinton Cards' debt should be within non-operating income. However, you disclose that Clinton Cards had been an important customer to your international business for approximately forty years and was one of your largest customers, and that in an effort to protect your interests and work more closely with all of the parties involved, you acquired all of their outstanding senior secured debt their debt in May 2012. This implies that the business operations of Clinton Cards were significant to your wholesale operations in that Clinton Cards was a valuable customer whom you were willing to protect, notwithstanding your response that you are not in the business of acquiring the debt obligations of your customers. It is unclear how you can conclude that the impairment loss recorded on the acquired debt of Clinton Cards is not related to the significant impact that Clinton Cards has to your continuing wholesale operations. We note your response indicates that the historical operations associated with your wholesale operations are entirely different from the business operations associated with the Clinton Cards' retail stores. However, the principal business operations of Clinton Cards' retail stores remained the same before and after your acquisition, and it appears that Clinton Cards is an ongoing entity that is integral to the selling of your business products. Therefore, the $10 million loss should be included in the determination of operating income. Please revise beginning with your Form 10-K for the fiscal year ended February 28, 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton at (202) 551-3328 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief